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SEC Registration No. 333-107750
Filed pursuant to Rule 424(b)(3)

[THE FOLLOWING IS TEXT TO A STICKER TO BE ATTACHED TO THE FRONT COVER OF THE PROSPECTUS IN A MANNER THAT WILL NOT OBSCURE THE RISK FACTORS;]

SUPPLEMENTAL INFORMATION—The Prospectus of Cornerstone Realty Fund, LLC consists of this sticker, the Prospectus dated November 1, 2004 and Supplement No. 1 dated January 28, 2005. Supplement No. 1 contains descriptions of the status of the offering, a recently identified property which the fund has purchased and revisions to "Management's Discussion and Financial Condition and Results of Operations."

CORNERSTONE REALTY FUND, LLC

SUPPLEMENT NO. 1
DATED JANUARY 28, 2005
TO THE PROSPECTUS DATED NOVEMBER 1, 2004
OF CORNERSTONE REALTY FUND, LLC

        This Supplement No. 1 supplements, modifies or supersedes certain information contained in the prospectus of Cornerstone Realty Fund, LLC, dated November 1, 2003, and must be read in conjunction with such prospectus.

        The purpose of this Supplement No. 1 is to:

  •
  update the status of the offering;

  •
  describe a property we have acquired;

  •
  revise the "Management's Discussion of Financial Condition and Results of Operations" section of the prospectus.

STATUS OF THE OFFERING

        During the period from August 7, 2001 to December 31, 2004, the fund has raised $29,548,500 in gross offering proceeds (59,097 units). The offering will end on or before September 23, 2005.

REAL PROPERTY INVESTMENTS

        The following section regarding a property that acquired is inserted at the end of the "Real Property Investments" section of our prospectus.

Zenith Business Centre, Glenview, Illinois

        On January 25, 2005, we purchased an existing multi-tenant industrial park known as Zenith Drive Centre from an independent third party. Zenith Drive Centre is a single-story, three building property built in 1978 of approximately 38,088 square feet of leasable space on approximately 2.54 acres of land. The acquisition price was $5,200,000 plus approximately $52,000 of closing costs (which are not fully determined at this time), which equates to approximately $138 per square foot of leasable space. The property is currently 99% leased to thirty tenants whose spaces range in size from approximately 100 square feet to over 6,000 square feet. Currently, there is one 350 square foot vacant space. We purchased this property for all cash, without debt financing.

        The property's historical occupancy rates are as follows:

Year Ending December 31	Average Annual Occupancy (%)
2001	95%
2002	97%
2003	98%
2004	100%

        Two tenants occupy 10% or more of the rentable square footage. One tenant occupies approximately 16% and one other tenant occupies 12% of the rentable square footage. The following table sets forth certain information with respect to the leases of these two tenants at the date of acquisition:

Total Square Feet Leased	Expiration Date	Renewal Options	Current Annual Rent ($)	Base rent per sq. ft. per annum ($)
6,000	Sept. 30, 2005	1-year	6,836.00	82,032.00
4,500	Aug. 31, 2005	1-year	4,878.00	58,536.00

        The industrial park's tenants operate varying business, including light manufacturing and distribution, light assembly, warehousing and service office that encompasses a wide variety of businesses.

        The following table sets forth lease expiration information for the next ten years:

Year Ending Dec. 31	No. of Leases Expiring		Approx. Amount of Expiring Leases (Sq. Feet)	Base Rent Of Expiring Leases (Annual $)	Percent of Total Leasable Area Expiring (%)	Percent of Total Annual Base Rent Expiring (%)
						(1)
2005	23		33,989	509,835	89.43%	82.95%
2006	7		4,019	64,874	10.57%	10.55%
2007	0		0	0	0.00%	0.00%
2008	0		0	0	0.00%	0.00%
2009	0		0	0	0.00%	0.00%
2010	0		0	0	0.00%	0.00%
2011	0		0	0	0.00%	0.00%
2012	0		0	0	0.00%	0.00%
2013	1	(2)	See Footnote	0	0.00%	6.50%
2014	0		0	0	0.00%	0.00%
2015 +		(3)	See Footnote

(1)
A majority of the leases expire within the next twelve months; however, most tenants' average tenure at the property exceeds 5 years and typically renew on a 1-year basis. Existing leases at the property generally include annual rental increases ranging between 3% and 7%.

(2)
Clear Channel Communications leases a portion of the land parcel for the purpose of maintaining and displaying a billboard sign. Annual rent is $40,000 paid annually in advance.

(3)
Cingular Wireless leases a portion of the land parcel for the purpose of maintaining and operating a cell-site. This lease expires in 2028. Monthly rent is currently $1,760 per month.

        For federal income tax purposes, the depreciable basis of the property is estimated at approximately $4,300,000, which is subject to final adjustment. The depreciation expense will be calculated using the straight-line method, based upon an estimated useful life of 39 years for the building improvement costs and the related lease term for the tenant improvements. Leasing commissions will be amortized over the initial term of the related leases.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The information contained on page 17 of our prospectus in the section entitled "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" is amended to insert the following at the end of the section:

Recent Developments

        The fund purchased its fourth multi-tenant industrial park on January 25, 2005. The property, known as Zenith Drive Centre, has three one-story buildings totaling 38,008 square feet on 2.54 acres. The property is currently 99% leased to thirty tenants with one 350 square foot space vacant. In addition to the revenue from the building tenants, the property enjoys long-term rental income from major telecommunications and media companies from a cell site and billboard located on the property.

        The price was $5,200,000. In addition, due diligence and closing costs will approximate $52,000. We also project to spend approximately $370,000 for capital improvements ($84,000), tenant improvements ($130,000) and leasing commissions ($156,000) over the estimated 6-year holding period. The total projected capital outlay for this property is $5,622,000. The current estimated cost to replace the land, buildings and improvements is approximately $5,060,000. This estimated replacement cost equates to approximately $133 per square foot. Considering the value of the cell site and billboard revenue streams, the purchase price of the land and buildings was less than replacement cost.

        In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, the fund's management considered a variety of factors including overall valuation of net rental income, review of an independent appraisal, location, demographics, physical condition, tenant mix, quality of tenants, length of leases, price per square foot, occupancy, and comparable value to other properties in the local market.

        The property has several desirable characteristics. The Chicago metro area market is the second largest and one of the most active industrial markets in the United States. The property is located in Northeast Cook County, which has the 6th highest average asking lease rates of the 17 Chicago industrial submarkets and 9.5% vacancy rate at the end of the third quarter of 2004. Currently there are no new competing industrial properties under construction in the immediate area of the property. The property is located in the city of Glenview, Illinois which boasts a 98.5% employment rate and a median family income of $113,965.

        The property is located in a historically strong leasing market with a 9.5% vacancy rate at the end of the third quarter of 2004. The buildings are efficiently designed and there is good tenant diversification, suites range from 100 to 6,000 square feet of the net rentable area. The property provides easy access to the area's major transportation corridors, adjacent to interstate 294 and 7 miles north of O'Hare International Airport in the Chicago submarket referred to as Northeast Cook County. This submarket is situated in a mature region with a total base of approximately 61 million square feet of industrial/office buildings and with a shortage of land available to develop new competitive projects. A majority of the leases expire within the next 12 months; however, most tenants' average tenure at the property exceeds 5 years and typically renew on a 1-year basis. This gives the fund the opportunity to increase rental rates to market over a relatively short time frame, although there is no assurance that this will be accomplished. The fund's strategy for the property is to increase rental rates as tenant leases expire, make necessary capital upgrades, and continue to maintain the physical appearance of this property.

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CORNERSTONE REALTY FUND, LLC SUPPLEMENT NO. 1 DATED JANUARY 28, 2005 TO THE PROSPECTUS DATED NOVEMBER 1, 2004 OF CORNERSTONE REALTY FUND, LLC
STATUS OF THE OFFERING
REAL PROPERTY INVESTMENTS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS